Executed Copy (40 Pages)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)	AMENDMENT NO. 3
	)	AMENDING AND RESTATING
	)	THE APPLICATION FOR AN
REAVES UTILITY INCOME FUND	)	ORDER PURSUANT TO
and	)	SECTION 6(c) OF THE
W.H. REAVES & CO., INC.	)	INVESTMENT COMPANY
	)	ACT OF 1940 (THE “ACT”) FOR
	)	EXEMPTION FROM SECTION
	)	19(b) OF THE ACT AND RULE
	)	19b-1 THEREUNDER
)
Investment Company Act of 1940)		File No. 812-13200

Reaves Utility Income Fund (“UTG”) and its investment adviser, W.H. Reaves & Co., Inc. (the “Investment Adviser”) (UTG and with the Investment Adviser, the “Applicants”) hereby apply for an order (the “Order”) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Act providing UTG and each registered closed-end investment company in the future that seeks to rely on the Order advised by the Investment Adviser (including any successor in interest(1)) or by an entity controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the Act) with the Investment Adviser an exemption from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder, as more fully set forth below.(2)  UTG and such future investment companies are hereinafter collectively referred to as the “Funds” and separately as a “Fund.”

I.              Description of Applicants

UTG is, and each future Fund will be, a closed-end management investment company registered under the Act.  UTG is a statutory trust organized under the laws of the State of Delaware.  UTG invests primarily in common and preferred stocks of Utilities (as defined below) that pay dividends qualifying for federal income taxation at rates applicable to long-term capital gains.  “Utilities” means domestic and foreign companies involved to a significant extent in providing products, services or equipment for (i) the generation or distribution of electricity, gas or water, (ii) telecommunications activities or (iii) infrastructure operations, such as airports, toll roads and municipal services.  A company will be deemed to be involved in the “Utility Industry” to a significant extent if at least 50% of its assets, gross income or profits are committed to or derived from activities in the areas described above.

UTG’s common shares are listed on the NYSE Amex and trade under the symbol “UTG.”  UTG’s Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with preference rights, including preferred shares (the “preferred shares”), having no par value, in one or more series, with rights as determined by UTG’s Board of Trustees.  UTG currently has three series of preferred shares outstanding, which are not listed or traded on

(cont’d from previous page)

(1)     A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

(2)     The existing registered closed-end investment company that currently intends to be able to rely on the requested Order is named as an Applicant and any closed-end investment company that may rely on the Order in the future will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of directors or trustees of such future fund and will be made at a future time.

any stock exchange.  On March 31, 2009, UTG’s total net assets were $273 million and on that date 22,677,001 common shares and 9,600 preferred shares were issued and outstanding.

UTG’s primary investment objective is to provide a high level of after-tax income and total return consisting primarily of tax-advantaged dividend income and capital appreciation.  UTG invests approximately 80% of its total assets in common stocks and the remaining 20% in preferred stocks and debt securities.  However, the Investment Adviser retains broad discretion to allocate investments among common stocks, preferred stocks and debt securities in the manner it believes will best achieve UTG’s investment objective.  Under normal market conditions, at least 80% of UTG’s total assets are invested in the Utility Industry.  The remaining 20% of UTG’s assets may be invested in other securities including stocks, debt obligations and money market instruments, as well as certain derivative instruments in the Utility Industry or other industries.  The terms “debt securities” and “debt obligations” refer to bonds, debentures and similar long and intermediate term debt investments, and do not include short-term fixed income securities such as money market instruments in which UTG may invest temporarily during periods of abnormal market conditions.  UTG may invest in preferred stocks and bonds of below investment grade quality.

The Investment Adviser, a corporation organized under the laws of the State of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Investment Adviser serves as investment adviser to UTG and may in the future serve as investment adviser to one or more additional Funds.  Each Fund will be advised by an investment adviser that is registered under the Advisers Act.  The Investment Adviser began conducting business in 1961 and had approximately $1,239,948,436 of assets under management as of March 31, 2009.

II.            Relief Requested

Section 19(b) of the Act provides that it shall be unlawful in contravention of such rules, regulations, or orders as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors for any registered investment company to distribute long-term capital gains, as defined in the Internal Revenue Code of 1986 (the “Code”), more often than once every twelve months.  Rule 19b-1 under the Act provides that no registered investment company which is a “regulated investment company” as defined in Section 851 of the Code shall make more than (i) one “capital gain dividend,” as defined in Section 852(b)(3)(C) of the Code, in any one taxable year of the company, (ii) one additional capital gain distribution made in whole or in part to avoid payment of excise tax under Section 4982 of the Code plus (iii) one supplemental “clean-up” capital gain dividend pursuant to Section 855 of the Code, which amount may not exceed 10% of the total amount distributed for the year.

The Applicants believe that Rule 19b-1 should be interpreted to permit each Fund to pay an unlimited number of distributions on its common and preferred shares so long as it makes the designation necessary under the Code and Rule 19b-1 to transform such distributions into “capital gain dividends” restricted by Rule 19b-1 only as often as is permitted by Rule 19b-1, even if the Code would then require retroactively spreading the capital gain resulting from such designation over more than the permissible number of distributions.  However, in order to obtain certainty for the Funds’ proposed distribution policies, in the absence of such an interpretation Applicants hereby request an order pursuant to Section 6(c) of the Act (see below) granting an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder.  The Order would permit each Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.

III.           Representations of the Applicants

Applicants make the following representations regarding the requested relief:

Prior to its meeting on December 12, 2006, the Board of Trustees (the “Board”) of  UTG, including a majority of the members who are not “interested persons” of UTG as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), requested, and the Investment Adviser provided, such information as was reasonably necessary to make an informed determination of whether the Board should adopt a proposed distribution policy.  In particular, the Board and the Independent Trustees reviewed information regarding the purpose and terms of a proposed distribution policy, the reasonably foreseeable effects of such policy on UTG’s long-term total return (based on market price and net asset value per common share) and the expected relationship between UTG’s distribution rate on its common shares under the policy and UTG’s total return (in relation to net asset value per share); whether the rate of distribution would exceed UTG’s expected total return in relation to its net asset value per share; and any foreseeable material effects of such policy on UTG’s long-term total return (in relation to market price and net asset value per share). The Independent Trustees also considered information about any potential or actual conflicts of interest that the Investment Adviser, any affiliated persons of the Investment Adviser or any other affiliated persons of UTG may have relating to the adoption or implementation of such policy.  After considering such information the Board, including the Independent Trustees, of UTG approved a distribution policy with respect to UTG’s common shares (the “Plan”) and determined that such Plan is consistent with UTG’s investment objectives and policies and in the best interests of UTG’s common shareholders.

The purpose of the Plan is to provide to UTG’s common shareholders a regular, monthly distribution that is not dependent on the timing or amount of investment income earned or capital gains realized by UTG.  UTG has paid regular monthly distribution on its common shares since

April 2004, shortly after its initial public offering.  Since December 27, 2007, UTG has maintained its regular monthly distribution at the level of 11.5 cents per common share.  Under the Plan, UTG will distribute all available investment income to shareholders, consistent with UTG’s primary investment objective of providing a high level of after-tax income and total returns.  If and when sufficient investment income is not available on a monthly basis, UTG will distribute long-term capital gains and/or return of capital to its shareholders to maintain the level distribution rate that has been approved by the Board.  The minimum annual distribution rate will be independent of UTG’s performance during any particular period but is expected to correlate with UTG’s performance over time.  The amount and frequency of distributions may be amended at any time by the Board without prior notice to UTG’s shareholders.  If UTG’s net investment income and net realized capital gains for any year exceed the amount required to be distributed under the Plan, UTG will at a minimum make distributions necessary to comply with the distribution requirements of subchapter M of the Code.  The Plan provides that it can be amended, suspended or terminated at any time by the Board without prior notice to UTG’s shareholders.

At the same meeting, the Board adopted policies and procedures under Rule 38a-1 that:

(i)                                     are reasonably designed to ensure that all notices required to be sent to UTG’s shareholders pursuant to Section 19(a) of the Act, Rule 19a-1 thereunder and condition 4 below (each a “19(a) Notice”) include the disclosure required by Rule 19a-1 and by condition 2(a) below, and that all other written communications by UTG or its agents described in condition 3(a) below about the distributions under the Plan include the disclosure required by condition 3(a) below; and

(ii)                                  require UTG to keep records that demonstrate its compliance with all of the conditions of the Order and that are necessary for UTG to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

The records of the actions of the Board of Trustees of UTG summarize the basis for its approval of the Plan, including its consideration of the factors described above.  Such records will be maintained for a period of at least six years from the date of such meeting, the first two years in an easily accessible place, or for such longer period as may otherwise be required by law.

In order to rely on the Order a future Fund must satisfy each of the foregoing representations except that such representations will be made in respect of actions by the board of directors of such future Fund and will be made at a future time.  The distribution policy adopted by each such future Fund would be similar to the Plan in that the minimum annual distribution rate with respect to such Fund’s common shares would be independent of the Fund’s performance during any particular period but would be expected to correlate with the Fund’s performance over time.

IV.           Justification for the Requested Relief

Section 6(c) of the Act provides that the Commission may exempt any person or transaction from any provision of the Act or any rule under the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  For the reasons set forth below, Applicants submit that the requested exemption from Section 19(b) of the Act and Rule 19b-1 thereunder would be consistent with the standards set forth in Section 6(c) of the Act and in the best interests of the Applicants and their respective shareholders.

1.                                       Receipt of the Order would serve shareholder interests.

Applicants believe that the shareholders of UTG are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.

An exemption from Rule 19b-1 would benefit shareholders in another way.  Common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their net asset value.  In the view of the Applicants, this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of capital gain.  Such a reduction in discount would benefit the Funds’ common shareholders along with the Funds.

2.                                       UTG’s shareholders would receive information sufficient to clearly inform them of the nature of the distributions they are receiving.

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income.(3)  However, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital).   The same information is included UTG’s annual reports to shareholders and on its IRS Form 1099-DIV, which is sent to each common and preferred shareholder who received distributions during a particular year (including shareholders who have sold shares during the year).

(3)               See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970) (the “Report”).

In addition, UTG will make the additional disclosures required by the conditions set forth in Part IV below, and has adopted compliance policies and procedures in accordance with Rule 38a-1 under the Act  to ensure that all required notices and disclosures are sent to shareholders.

Rule 19a-1, the Plan and the compliance policies ensure that UTG’s shareholders would be provided sufficient information to understand that their periodic distributions are not tied to UTG’s net investment income (which for this purpose is UTG’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Accordingly, continuing to subject UTG to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection.  In addition, UTG will undertake to request intermediaries to forward 19(a) Notices to their customers and to reimburse them for the costs of forwarding.  Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3.                                       Under certain circumstances, Rule 19b-1 gives rise to improper influence on portfolio management decisions, with no offsetting benefit to shareholders.

Rule 19b-1, when applied to the Plan, actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions.  Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so.  In the absence of an exemption from Rule 19b-1, the adoption of a periodic distribution plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with Rule 19b-1 and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1.  There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the fund’s shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income).  The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling UTG to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4.                                       Other concerns leading to adoption of Rule 19b-1 are not applicable.

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund share sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in net asset value and would be in effect a taxable return of the investor’s capital.  Applicants submit that this concern should not apply to closed-end investment companies, such as UTG, which do not continuously distribute shares.  Furthermore, if the underlying concern extends to secondary market purchases of shares of closed-end fund that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

The Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend and, like a debt security, is initially sold at a price based upon its liquidation preference, credit quality, dividend rate and frequency of payment.  Investors buy preferred shares for the purpose of receiving specific payments at the frequency bargained for, and any application of Rule 19b-1 to preferred stock would be contrary to the expectation of investors.  There is also currently a tax rule that provides that any loss attributable to a long-term capital gain realized within six months prior to the incurrence of the loss must be treated as a long-term capital loss to avoid the selling of dividends.

5.                                       Further limitations of Rule 19b-1.

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains dividends, as defined in Section 852(b)(3)(C) of the Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Code.

Applicants assert that by limiting the number of capital gain dividends that a fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the Rule.  Rule 19b-1 thus may force the fixed regular periodic distributions to be funded with returns of capital(4) (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available.  To distribute all of a fund’s long-term capital gains within the limits in Rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan or to retain and pay taxes on the excess amount.  Applicants believe that the application of Rule 19b-1 to a fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends.  Although Rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under Rule 19b-1 for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

The potential abuses addressed by Section 19(b) and Rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Such distributions are either fixed or are determined in periodic auctions by reference to short term interest rates rather than by reference to

(4)               These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long term capital gains.

Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Investors buy preferred shares for the purpose of receiving payments at the frequency bargained for and do not expect the liquidation value of their shares to change.

The proposed Order will assist UTG in avoiding these Rule 19b-1 problems.

6.                                       General

The relief requested is that the Commission permit UTG and any future Funds to make periodic distributions in respect of theirs common shares as often as monthly and in respect of their preferred shares as specified by or determined in accordance with the terms thereof.  Granting this relief would provide UTG with flexibility in meeting investor interest in receiving regular, monthly distributions.  By reducing the amount of individual periodic distributions even further, implementation of the additional relief would actually ameliorate the concerns that gave rise to Section 19(b) and Rule 19b-1 and help avoid the “selling of dividends” problem, which Section 19(b) and Rule 19b-1 are not effective in preventing.

The potential issues under Rule 19b-1 are basically not relevant to distributions on preferred shares.  Not only are such distributions fixed or determined in periodic auctions or remarketings by reference to short-term interest rates rather than by reference to performance of the issuer but also the long-term capital gain component is mandated by the Internal Revenue Service to be the same proportion as the proportion of long-term gain dividends bears to the total distributions in respect of the common shares and consequently the long-term gain component cannot even be known until the last dividend of the year.  In these circumstance it would be very difficult for any of the potential abuses reflected in Rule 19b-1’s restrictions to occur.

In summary, Rule 19b-1 in the circumstances referred to above distorts the effective and proper functioning of the Funds’ distributions and gives rise to the very pressures on portfolio management decisions that Rule 19b-1 was intended to avoid.  These distortions forced by Rule 19b-1 serve no purpose and are not in the best interests of shareholders.

V.                                    Applicants’ Conditions

Applicants agree that, with respect to UTG and each future Fund seeking to rely on the Order, the Order will be subject to the following conditions:

1.                                       Compliance Review and Reporting

The Fund’s chief compliance officer will (a) report to the Fund’s Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (i) the Fund and its Investment Adviser have complied with the conditions of the Order and (ii)  a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions; and (b) review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

2.                                       Disclosures to Fund Shareholders

(a)                                  Each 19(a) Notice to the holders of the Fund’s common shares, in addition to the information required by Section 19(a) and Rule 19a-1:

(i)                                     Will provide, in a tabular or graphical format:

(1)                                  the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2)                                  the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3)                                  the average annual total return in relation to the change in net asset value per common share (“NAV”) for the 5-year period (or, if the Fund’s history of operations is less than five years, the time period commencing immediately following the Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4)                                  the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date;

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii)                                  will include the following disclosure:

(1)                                  “You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Plan”;

(2)                                  “The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you.  A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’“;(5) and

(3)                                  “The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”;

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution;

(5)               The disclosure in this condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(b)                                 On the inside front cover of each report to shareholders under Rule 30e-1 under the Act, the Fund will:

(i)                                     describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii)                                  include the disclosure required by condition 2(a)(ii)(1) above;

(iii)                               state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to Fund shareholders; and

(iv)                              describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Plan and any reasonably foreseeable consequences of such termination; and

(c)                                  Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund’s total return.

3.                                       Disclosure to Shareholders, Prospective Shareholders and Third Parties

(a)                                  The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Plan or distributions under the Plan by the Fund, or agents that the Fund has authorized to make such communication on the Fund’s behalf, to any Fund common shareholder, prospective common shareholder or third-party information provider;

(b)                                 The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and files with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a) (ii) above, as an exhibit to its next filed Form N-CSR; and

(c)                                  The Fund will post prominently a statement on its (or the Investment Adviser’s) Web site containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such Web site for at least 24 months.

4.                                       Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the 19(a) Notice to each beneficial owner of the Fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.                                       Additional Board Determinations for Funds Whose Shares Trade at a Premium

If:

(a)                                  The Fund’s common shares have traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b)                                 The Fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the

Fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period;

then:

(i)                                     At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(1)                                  will request and evaluate, and the Fund’s Investment Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(2)                                  will determine whether continuation, or continuation after amendment, of the Plan is consistent with the Fund’s investment objective(s) and policies and is in the best interests of the Fund and its shareholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A)                              whether the Plan is accomplishing its purpose(s);

(B)                                the reasonably foreseeable material effects of the Plan on the Fund’s long-term total return in relation to the market price and NAV of the Fund’s common shares; and

(C)                                the Fund’s current distribution rate, as described in condition 5(b) above, compared with the Fund’s average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3)                                  based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

(ii)                                  The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

6.                                       Public Offerings

The Fund will not make a public offering of the Fund’s common shares other than:

(a)                                  a rights offering below NAV to holders of the Fund’s common shares;

(b)                                 an offering in connection with a dividend reinvestment plan merger, consolidation, acquisition, spin off or reorganization of the Fund; or

(c)                                  an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

(i)                                     the Fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,(6) expressed as a percentage of NAV per share as of such date, is no more than 1 percentage point greater than the Fund’s average annual total return for the 5-year period ending on such date;(7) and

(6)               If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund’s first public offering.

(7)               If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund’s first public offering.

(ii)                                  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock as such Fund may issue.

7.                                       Amendments to Rule 19b-1

The requested order will expire on the effective date of any amendments to Rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

VI.                                Applicable Precedent

The Commission has recently granted relief on substantially the same basis as that sought here.  See, e.g., ING Clarion Real Estate Income Fund, et al., Investment Company Act Release Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order) and The Mexico Fund, et al., Investment Company Act Release Nos. 28332 (July 17, 2008) (notice) and 28357 (August 12, 2008) (order).

Proposed Notice

The proposed notice of the proceeding initiated by the filing of this Application, required by Rule 0-2(g) under the Act, is attached as Exhibit B to the Application.

VII.         Procedural Compliance

1.                                       Acting by written consent in lieu of a meeting, on February 1, 2007 the Board of Directors of the Adviser adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED, that each officer of W.H. Reaves & Co., Inc., acting singly or collectively, is hereby authorized to execute and file with SEC, on behalf of the Reaves Utility Income Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order or orders exempting the Fund from Section 19(b) of the Act, thereby permitting the Fund to distribute long-term capital gains more often than once every 12 months; and it is

FURTHER RESOLVED, that each officer of W.H. Reaves & Co., Inc., acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

2.                                       Acting at a meeting held on December 12, 2006, the Board of Trustees of UTG adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED, that each officer of the Trust, acting singly or collectively, is hereby authorized to execute and file with SEC, on behalf of the Trust, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order or orders exempting the Trust from Section 19(b) of the Act, thereby permitting the Trust to distribute long-term capital gains more often than once every 12 months; and it is

FURTHER RESOLVED, that each officer of the Trust, acting singly or collectively, is hereby authorized to execute and file any and all amendments to the application or applications described in the immediately preceding resolution, and to take any and all further action in connection with any of the foregoing as such officer or officers may deem necessary or appropriate in his or her sole discretion.

3.                                       Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  Under the provisions of its By-Laws, responsibility for the management of the affairs and business of the Investment Adviser is vested in its officers and directors, and its officers and directors have caused the Investment Adviser to comply with all requirements for the execution and filing of this Application in its name and on its behalf.  Under the provisions of its Declaration of Trust, responsibility for the management of the affairs and business of UTG is vested in its Trustees, and

UTG has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

4.                                       These verifications required by Rule 0-2(d) are attached to this Application as Exhibits A-1 and A-2. The proposed notice of the proceeding initiated by the filing of this Application required by Rule 0-2(g) under the Act is attached as Exhibit B to this application.

5.                                       Pursuant to Rule 0-2(f) under the Act, the Applicants further state that:

(a) The address of the respective Applicants is as follows:

Reaves Utility Income Fund
1290 Broadway, Suite 1100
Denver, CO  80203

W.H. Reaves & Co., Inc.
10 Exchange Place, 18th Floor
Jersey City, NJ  07302

(b) Any questions regarding this Application should be directed to:

Philip J. Niehoff, Esq.
Mayer Brown LLP
71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

with a copy to:

JoEllen L. Legg
ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203
(303) 623-2577

with a copy to:

David M. Pass
W.H. Reaves & Co., Inc.
10 Exchange Place, 18th Floor
Jersey City, NJ  07302
(201) 793-2364

VIII.        Conclusion

On the basis of the foregoing, the Applicants respectfully request that the Commission enter an order pursuant to Section 6(c) of the Act exempting the Funds from the provisions of Section 19(b) of the Act and Rule 19b-1 thereunder to permit each Fund to make distributions on its common shares consisting in whole or in part of capital gain dividends as frequently as once per month so long as it complies with the conditions of the Order and maintains in effect a distribution policy with respect to its common shares calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of such Fund’s net asset value per share.

IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 20th day of April, 2009.

REAVES UTILITY INCOME FUND

By:	/s/ J. Tison Cory
Name: J. Tison Cory
Title: Secretary

IN WITNESS WHEREOF, the undersigned has caused this Application to be duly executed this 20th day of April, 2009.

W.H. REAVES & CO., INC.

By:	/s/ David M. Pass
Name: David M. Pass
Title: Vice President, Secretary

EXHIBIT INDEX

		Sequentially Numbered Page
Exhibit A-1	Verification of Reaves Utility Income Fund	28
Exhibit A-2	Verification of W.H. Reaves & Co., Inc.	29
Exhibit B	Proposed Notice of Application for Exemptive Order	30

EXHIBIT A-1

VERIFICATION

STATE OF COLORADO	)
	)	ss
COUNTY OF DENVER	)

The undersigned being duly sworn, deposes and says that she has duly executed the attached Application dated April 20, 2009 for and on behalf of Reaves Utility Income Fund; that she is Secretary of Reaves Utility Income Fund; and that all action by shareholders, trustees and other bodies necessary to authorize deponent to execute and file such Application has been taken.  Deponent further says that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ J. Tison Cory
J. Tison Cory
Secretary of Reaves Utility Income Fund

Subscribed and sworn to before me a Notary Public this 20th day of April, 2009.

/s/ Palak H. Patel
Notary Public
My Commission Expires: 9/17/09

[SEAL]

EXHIBIT A-2

VERIFICATION

STATE OF NEW JERSEY	)
	)	ss
COUNTY OF MERCER	)

The undersigned being duly sworn, deposes and says that he has duly executed the attached Application dated April 20, 2009 for and on behalf of W.H. Reaves & Co., Inc.; that he is Vice President Secretary of W.H. Reaves & Co., Inc.; and that all actions by shareholders, officers, directors and other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David M. Pass
David M. Pass,
Vice President, Secretary of W.H. Reaves & Co., Inc.

Subscribed and sworn to before me a Notary Public this 20th day of April, 2009.

/s/ John S. Maraviglia
Notary Public
My Commission Expires: 6/8/2011

[SEAL]

EXHIBIT B

PROPOSED NOTICE

Reaves Utility Income Fund
and
W.H. Reaves & Co., Inc.

Notice of Application

SECURITIES AND EXCHANGE COMMISSION
INVESTMENT COMPANY ACT OF 1940

Rel. No. IC
File No. 812-13200

                              , 2009

Agency:  Securities and Exchange Commission (“Commission”).

Action:  Notice of application under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Summary of Application:  Applicants request an order to permit certain closed end investment companies to make periodic distributions of long term capital gains with respect to their outstanding common stock as frequently as twelve times each year, and as frequently as distributions are specified by or in accordance with the terms of any outstanding preferred stock that such investment companies may issue.

Applicants:  Reaves Utility Income Fund (“UTG”) and W.H. Reaves & Co., Inc. (the “Adviser”).

Filing Dates:  June 14, 2005, February 9, 2007, October 15, 2008 and April       , 2009

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on                      , 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Addresses:  Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, 20549-1520; Reaves Utility Income Fund, 1290 Broadway, Suite 1100, Denver, CO  80203, Attention:  JoEllen L. Legg; W.H. Reaves & Co., Inc., 10 Exchange Place, 18th Floor, Jersey City, NJ  07302, Attention:  David M. Pass.

For Further Information Contact:  Wendy Friedlander, Senior Counsel, at (202) 551-6837, or James M. Curtis, Branch Chief, at (202) 551-6825 (Division of Investment Management, Office of Chief Counsel).

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained for a fee at the Commission’s Public Reference Room, 100 F Street, NE Washington 20549-1520 (telephone (202) 551-5850).

Applicants’ Representations:

1.             UTG is a registered closed-end management investment company organized as a Delaware statutory trust.  UTG’s primary investment objective is to provide a high level of after-tax income and total return consisting primarily of tax-advantaged dividend income and capital appreciation.(8)  The common shares issued by UTG are listed on the NYSE Amex, and the preferred shares issued by UTG are not listed on any exchange.  Applicants believe that the shareholders of UTG are generally conservative, dividend-sensitive investors who desire current income periodically and may favor a fixed distribution policy.

2.             The Adviser is registered under the Investment Advisers Act of 1940 and is responsible for the overall management of UTG.

3.             Applicants represent that on December 12, 2006, the Board of Trustees (the “Board”) of UTG, including a majority of the members of UTG’s Board who are not “interested persons” of

(8)               Applicants request that any order issued granting the relief requested in the application also apply to any closed-end investment company (“fund”) that in the future; (a) is advised by the Adviser (including any successor in interest) or by any entity controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act) with the Adviser; and (b) complies with the terms and conditions of the requested order.  A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

UTG (the “Independent Trustees”) as defined in section 2(a)(19) of the Act, reviewed information regarding the purpose and terms of a proposed distribution policy, the likely effects of such policy on UTG’s long-term total return (in relation to market price and net asset value (“NAV”) per common share) and the relationship between UTG’s distribution rate on its common shares under the policy and UTG’s total return on NAV per share.  Applicants state that the Independent Trustees of UTG also considered what conflicts of interest the Adviser and the affiliated persons of the Adviser and UTG might have with respect to the adoption or implementation of such policy.  Applicants further state that after considering such information the Board, including the Independent Trustees, of UTG approved a distribution policy and related plan with respect to UTG’s common shares (a “Plan”) and determined that such policy and Plan are consistent with UTG’s investment objectives and in the best interests of UTG’s common shareholders.

4.             Applicants state that the purpose of the proposed Plan is to provide to UTG’s common shareholders a regular, monthly distribution that is not dependent on the timing or amount of investment income earned or capital gains realized by UTG.  Applicants represent that, under the Plan, UTG will distribute all available investment income to shareholders, consistent with UTG’s primary investment objective of providing a high level of after-tax income an total returns.  Applicants state that, if and when sufficient investment income is not available on a monthly basis, UTG will distribute long-term capital gains and/or return of capital to its shareholders to maintain the level distribution rate that has been approved by the Board.  Applicants state that the minimum annual distribution rate will be independent of UTG’s performance during any particular period but is expected to correlate with UTG’s performance over time.  Applicants note that the amount and frequency of distributions may be amended at any time by the Board without prior notice to UTG’s shareholders.  Applicants explain that if UTG’s net investment income and net realized capital gains for any year exceed the amount required to be distributed under the Plan, UTG will at a minimum make distributions necessary to comply with the distribution requirements of subchapter M of the Internal Revenue Code of 1986 (the “Code”) for the calendar year.  Applicants state that the Plan provides that I can be amended suspended or terminated at any time by the Board without prior notice to UTG’s shareholders.

5.             Applicants state that at the December 12, 2006 meeting, the Board of UTG also adopted policies and procedures under rule 38a-1 under the Act that are reasonably designed to ensure that all notices required to be sent to UTG shareholders with distributions under the Plan (“Notices”) comply with condition II below, and that all other communications by UTG or its agents regarding distributions under the Plan include the disclosure required by condition III below.  Applicants state that the Board of UTG also adopted policies and procedures at that meeting that require UTG to keep records that demonstrate UTG’s compliance with all of the conditions of the requested order and that are necessary for UTG to form the basis for, or demonstrate the calculation of, the amounts disclosed in its Notices.

Applicants’ Legal Analysis:

1.             Section 19(b) generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once each year.  Rule 19b-1 limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code (“distributions”), that a fund may make with respect to any one taxable year to one, plus a supplemental “clean up” distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.             Section 6(c) provides that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.             Applicants state that the one of the concerns underlying section 19(b) and rule 19b-1 is that shareholders might be unable to differentiate between regular distributions of capital gains and distributions of investment income.  Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that a separate statement showing the sources of a distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital) accompany any distributions (or the confirmation of the reinvestment of distributions) estimated to be sourced in part from capital gains or capital.  Applicants state that the same information also is included in UTG’s annual reports to shareholders and on its IRS Form 1099 DIV, which is sent to each common and preferred shareholder who received distributions during the year.

4.             Applicants further state that UTG will make the additional disclosures required by the conditions set forth below, and has adopted compliance policies and procedures in accordance with rule 38a-1 to ensure that all required Notices and disclosures are sent to shareholders.  Applicants argue that by providing the information required by section 19(a) and rule 19a-1, and by complying with the procedures adopted under each Plan and the conditions listed below, UTG would ensure that UTG’s shareholders are provided sufficient information to understand that their periodic distributions are not tied to UTG’s net investment income (which for this purpose is UTG’s taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return.  Applicants also state that compliance with UTG’s compliance procedures and condition III set forth below will ensure that prospective shareholders and third parties are provided with the same information.  Accordingly, Applicants assert that continuing to subject UTG to section 19(b) and rule 19b-1 would afford shareholders no extra protection.

5.            Applicants note that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend (“selling the dividend”), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor’s capital.  Applicants assert that the “selling the dividend” concern should not apply to closed-end investment companies, such as UTG, which do not continuously distribute shares.  According to Applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of the Plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.             Applicants also note that common shares of closed-end funds that invest primarily in equity securities often trade in the marketplace at a discount to their net NAV.  Applicants believe that this discount may be reduced for closed-end funds that pay relatively frequent dividends on their common shares at a consistent rate, whether or not those dividends contain an element of long-term capital gain.

7.             Applicants assert that the application of rule 19b-1 to a Plan actually could have an undesirable influence on portfolio management decisions.  Applicants state that, in the absence of an exemption from rule 19b-1, the implementation of a Plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1, and (ii) not to realize any long- term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long term gains at different times or in different amounts.  Applicants thus assert that the limitation on the number of capital gain distributions that a fund may make with respect to any one year imposed by rule 19b-1, may prevent the efficient operation of a Plan whenever that fund’s realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.             In addition, Applicants assert that rule 19b-1 may cause fixed regular periodic distributions under a Plan to be funded with returns of capital(9) (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise could be available.  To distribute all of a fund’s long-term capital gains within the limits in rule 19b-1, a fund may be required to make total distributions in excess of the annual amount called for by its Plan, or to retain and pay taxes on the excess amount.  Applicants thus assert that the requested order would minimize these effects of rule 19b-1 by enabling the funds to realize long term-capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

9.             Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year.  To satisfy the proportionate designation requirements of Revenue

(9)               Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

Ruling 89-81, whenever a fund has realized a long term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends.  Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

10.           Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund.  Applicants assert that such distributions are either fixed or are determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of the long-term capital gains.

11.           Applicants also submit that the “selling the dividend” concern is not applicable to preferred stock, which entitles a holder to no more than a periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation value, dividend rate, credit quality, and frequency of payment.  Applicants state that investors buy preferred shares for the purpose of receiving payments at the frequency bargained for, and do not expect the liquidation value of their shares to change.

12.           Applicants request an order under section 6(c) granting an exemption from the provisions of section 19(b) and rule 19b-1 to permit UTG (and any future funds advised by the Adviser that have a similar distribution plan and make similar representations to those set forth in the application) to distribute periodic capital gains dividends (as defined in section 852(b)(3)(C) of the Code) as often as monthly in any one taxable year in respect of its common shares and as often as specified by or determined in accordance with the terms thereof in respect of its preferred shares.(10)

Applicants’ Conditions:

Applicants agree that, with respect to UTG and each future fund seeking to rely on the order, the order will be subject to the following conditions:

I.  Compliance Review and Reporting.  The fund’s chief compliance officer will: (a) report to the fund Board, no less frequently than once every three months or at the next regularly scheduled quarterly board meeting, whether (i) the fund and the fund adviser have complied with the conditions to the requested order, and (ii) a Material Compliance Matter, as defined in rule

(10)         Applicants state that a future fund that relies on the requested order will satisfy each of the representations in the application except that such representations will be made in respect of actions by the board of directors of such future fund and will be made at a future time.

38a-1(e)(2), has occurred with respect to compliance with such conditions; and (b) review the adequacy of the policies and procedures adopted by the fund no less frequently than annually.

II.  Disclosures to Fund Shareholders:

A.  Each Notice to the holders of the fund’s common shares, in addition to the information required by section 19(a) and rule 19a-1:

1.  will provide, in a tabular or graphical format:

(a)  the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(b)  the fiscal year-to-date cumulative amount of distributions, on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated:  (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(c)  the average annual total return in relation to the change in NAV for the 5-year period (or, if the fund’s history of operations is less than five years, the time period commencing immediately following the fund’s first public offering) ending on the last day of the month prior to the most recent distribution record date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(d)  the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

2.  will include the following disclosure:

(a)  “You should not draw any conclusions about the fund’s investment performance from the amount of this distribution or from the terms of the fund’s Plan”;

(b)  “The fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital.  A return of capital may occur for example, when some or all of the money that you invested in the fund is paid back to you.  A return of capital distribution does not necessarily reflect the fund’s investment performance and should not be confused with ‘yield’ or ‘income’“; and

(c)  “The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes.  The actual amounts and sources of the amounts for tax reporting purposes will depend upon the fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The fund will send you a Form 1099 DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

B.  On the inside front cover of each report to shareholders under rule 30e-1 under the Act, the fund will:

1.  describe the terms of the Plan (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

2.  include the disclosure required by condition II.A.2(a) above;

3.  state, if applicable, that the Plan provides that the Board may amend or terminate the Plan at any time without prior notice to fund shareholders; and

4.  describe any reasonably foreseeable circumstances that might cause the fund to terminate the Plan and any reasonably foreseeable consequences of such termination.

C.  Each report provided to shareholders under rule 30e-1 and each prospectus filed with the Commission on Form N-2 under the Act, will provide the fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the fund’s total return.

III.  Disclosure to Shareholders, Prospective Shareholders and Third Parties:

A.  The fund will include the information contained in the relevant Notice, including the disclosure required by condition II.A.2 above, in any written communication (other than a Form 1099) about the Plan or distributions under the Plan by the fund, or agents that the fund has authorized to make such communication on the fund’s behalf, to any fund common shareholder, prospective common shareholder or third-party information provider;

B.  The fund will issue, contemporaneously with the issuance of any Notice, a press release containing the information in the Notice and will file with the Commission the information contained in such Notice, including the disclosure required by condition II.A.2 above, as an exhibit to its next filed Form N-CSR; and

C.  The fund will post prominently a statement on its (or its adviser’s) web site containing the information in each Notice, including the disclosure required by condition II.A.2 above, and will maintain such information on such web site for at least 24 months.

IV.  Delivery of 19(a) Notices to Beneficial Owners:  If a broker, dealer, bank or other person (“financial intermediary”) holds common stock issued by the fund in nominee name, or otherwise, on behalf of a beneficial owner, the fund: (a) will request that the financial intermediary, or its agent, forward the Notice to all beneficial owners of the fund’s shares held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the Notice to each beneficial owner of the fund’s shares; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the Notice to such beneficial owners.

V.  Additional Board Determinations for Funds Whose Shares Trade at a Premium:  If:

A.  The fund’s common shares have traded on the exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the fund’s common shares as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

B.  The fund’s annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period is greater than the fund’s average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

1.  At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board including a majority of the Independent Trustees:

(a)  will request and evaluate, and the fund’s adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Plan should be continued or continued after amendment;

(b)  will determine whether continuation, or continuation after amendment, of the Plan is consistent with the fund’s investment objective(s) and policies and in the best interests of the fund and its shareholders, after considering the information in condition V.B.1.a above; including, without limitation:

(1)  whether the Plan is accomplishing its purpose(s);

(2)  the reasonably foreseeable effects of the Plan on the fund’s long-term total return in relation to the market price and NAV of the fund’s common shares; and

(3)  the fund’s current distribution rate, as described in condition V.B above, compared with the fund’s average annual taxable income or total return over the 2-year period, as described in condition V.B, or such longer period as the Board deems appropriate; and

(c)  based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Plan; and

2.  The Board will record the information considered by it and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Plan in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

VI.   Public Offerings:  The fund will not make a public offering of the fund’s common shares other than:

A.  a rights offering below NAV to holders of the fund’s common stock;

B.  an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin off or reorganization of the fund; or

C.  an offering other than an offering described in conditions VI.A and VI.B above, unless, with respect to such other offering:

1.  the fund’s annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,(11)  expressed as a

(11)         If the fund has been in operation fewer than two years, the measured period will begin immediately following the fund’s first public offering.

percentage of NAV per share as of such date, is no more than 1 percentage point greater than the fund’s average annual total return for the 5-year period ending on such date;(12) and

2.  the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding preferred stock that such fund may issue.

VII.  Amendments to Rule 19b-1:  The requested order will expire on the effective date of any amendments to rule 19b-1 that provide relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

By the Commission.

Florence E. Harmon
Acting Secretary

(12)         If the fund has been in operation fewer than five years, the measured period will begin immediately following the fund’s first public offering.